Atlas Resources, Incorp.

4759 Kester Avenue

Sherman Oaks, CA 91403

Telephone: 310-780-1558

June 22, 2010

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  John P. Lucas, Staff Attorney

Dear Sirs:

Re:  Registration Statement on Form S-1 – SEC File #333-166848

Further to your letter dated June 11, 2010 concerning our registration statement on Form S-1, we respond to your comments as follows:

General

1.

Please update your financial statements within the document to comply with Rule 8-08 of Regulation S-X.

In order to comply with Rule 8-08 of Regulation S-X, we have included interim financial statements for the period ended March 31, 2010 with our amended filing.

Prospectus Cover Page, page 3

2.

We note that your corporate name is striking similar to that of Atlas Energy, Inc. and several of its affiliates, including Atlas Resources, LLC. Atlas Energy, Inc., whose common shares trade on NASDAQ, has a current market capitalization of $.24 billion. To avoid confusion, please state conspicuously on your prospectus cover page, if true, that you have no relationship to Atlas Resources, LLC, Atlas Energy Resources, LLC, Atlas Energy Inc., or any affiliate of these companies.

We have added the following disclosure on the prospectus cover page:

“We do not have any relationship in any manner with any existing companies with similar names to ours, including Atlas Energy, Inc., Atlas Resources, LLC., or Atlas Energy Resources, LLC, or any affiliate of these companies.”

Summary, page 5

3.

Based on your Statement of Stockholder’s Equity, it appears that you have 6,800,000 shares issued and outstanding. Please revise.

We have revised our summary of the offering to indicate that we have 6,800,000 shares of common stock issued and outstanding.

Common Stock, page 11

4.

Please ensure that you refer consistently to the number of shareholders of record. For example, in this section you refer to 29 shareholders, but on page 15, you state that there are 30.

We have revised our filing to correctly indicate that we have 30 shareholders of record.

Recommendations, page 14

5.

Please explain how you acquired the geological report on your Portage Bay claim prepared by Ms. Tremblay, and disclose any expenses incurred to obtain the report. In addition, disclose whether you plan to retain Ms. Tremblay to conduct your exploration plan. Finally, disclose all material portions of the geological report that you reference here, including all recommendations made in relation to exploration of your mineral claim.

We have revised our “Description of Business” section to indicate the following:

a)

as part of our agreement to acquire the Portage Bay claim, the vendor, Mr. Terry Loney, commissioned and provided us with a geological report on the Portage Bay claim that was prepared by Amanda Tremblay.  Mr. Loney was responsible for all expenses relating to obtaining this geological report;

b)

we intend to retain Amanda Tremblay to undertake the proposed exploration on the Portage Bay claim given her familiarity with the property area.  However, we do not have any verbal or written agreement regarding the retention of Ms. Tremblay for this exploration program; and

c)

we have indicated which portions of the geological report are summarized in our “Description of Business” section of our prospectus.

Employees, page 15

6.

It appears that you have more than one executive officer and director. Please revise or advise.

We have revised this section to indicate that we have no employees as of the date of this prospectus other than our two officers, Blair Sorby and Jeff Holt.

Rule 144 Shares, page 15

7.

We note that you plan to apply for quotation on the OTCBB. Because the OTCBB is not a national securities exchange or an automated system of a registered securities association, it does not appear that you will be able to rely on the four-week average weekly trading volume in computing the limitation on securities eligible for sale under Rule 144. Please revise or advise. See Rule 144(e)(1)(ii) and Securities Act Rules CDI Question 133.02.

We have removed the reference to the volume method of computing the number of shares that may be sold under Rule 144.

Financial Statements, page 16

Note 2 – Significant Accounting Policies

Basis of presentation, page 22

8.

We note your disclosure in which you state that your fiscal year end is June 30. However, on page 29 you indicate your fiscal year end is December 31. Please revise your document to remove this inconsistent disclosure.

We have revised this note to indicate that our fiscal year end is December 31.

Mineral property costs, page 22

9.

We note your accounting policy disclosure in which you state that you charge mineral property acquisition costs to operations as incurred and will capitalize these costs one it is determined that the mineral property has proven and probable reserves. However, we note you have capitalized the costs you incurred to acquire your sole mineral claim. Please note that current accounting guidance supports the initial capitalization of a property acquisition cost as a tangible asset; however, this asset must be evaluated for impairment in accordance with FASB ASC 930-360-35. Please revise your accounting policy to indicate that you do capitalize property acquisition costs, and expand your disclosure to address how you assess these costs for impairment.

Note 3C to our revised financial statements now indicates that we do capitalize property acquisition costs and now addresses how we assess these costs for impairment.

Directors, Executive Officers, Promoters and Control Persons, page 28

10.

Please supplement your officer biographies to indicate specific employment information, including the companies for which these individuals worked, the dates of employment, and the position(s) held, including the dates of any changes in titles, for all required periods. See Item 401 of Regulation S-K.

We have revised our officer biographies to indicate this specific employment information.

Plan of Operation, page 27

11.

Please disclose in detail the $100,000 exploration plan that you intend to execute on your sole mineral property in the next twelve months, including the specific items included in each recommended phase, an itemized estimate of the expected costs, and a timeline of when you expect to finish each phase. In addition, we note that you currently do not have enough funds to complete this exploration plan, and you will receive nothing from this offering. Please discuss how much of your exploration plan you will be able to fund currently, and how much additional money you will need to raise in order to complete your plan of operation.

We have revised this section of our prospectus to include a detailed description of our proposed exploration program on the Portage Bay claim, including an itemized list of expected costs for the two phases of the exploration program, a timeline for each phase and a discussion of how we will fund these proposed phases.

Yours truly,

/s/ Blair Sorby

Blair Sorby

President